

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Richard Baier
Chief Executive Officer and President
US Federal Properties Trust, Inc.
4705 Central Street
Kansas City, MO 64112

> **Re:** **US Federal Properties Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 16, 2010**
> **File No. 333-166799**

Dear Mr. Baier:

We have reviewed your responses to comments 50 – 54 in our letter dated June 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-11

Financial Statements

Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.

Notes to Unaudited Pro Forma Financial Statements

Note 1 – Basis of Presentation

General, page F-7

1.   We note your response to comment 52. Please tell us how you determined it was not appropriate to view the combination of the Company and the contribution properties as one transaction. Within your response, please address the terms of the Contribution Agreement at Exhibit 10.2, as it appears the contribution of these properties will occur simultaneously.

2.   We note your response to comments 52 and 53. If the combination of the Company and the contribution properties is one transaction (see question above), please explain in detail why or why not this transaction would have substance. Within your response, please address (1) the apparent loss of control by the Baiers of DHS Salt Lake, (2) the change in the minority owner percentage, and (3) your previous representations that the acquisition of DHS Salt Lake and DHS Denver would be substantive. If you believe the combination of the Company and the contribution properties is one transaction and the transaction has substance, what is your basis for not recording the contribution properties (other than the accounting acquirer) at fair value?

3.   We note your response to comment 54. Please provide us with a more comprehensive analysis supporting management's opinion that the Salt Lake City development property does not constitute a business. Please reference all accounting literature relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert R. Kaplan, Jr., Esq.
        Robert R. Kaplan, Esq.
        Gregory Kaplan PLC
        Via facsimile (804) 916-9117